                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         ------------------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO
                           FILED PURSUANT TO 13d-2(b)


                           American Healthcorp, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    02649V 10
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


         [ ]   Rule 13d-1(b)
         [ ]   Rule 13d-(c)
         [X]   Rule 13d-1(d)


                                Page 1 of 5 Pages


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--------------------------                           ---------------------------
    CUSIP NO. 02649V 10                 13G              Page 2 of 5 Pages
--------------------------                           ---------------------------



--------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

               Thomas G. Cigarran
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)  [ ]

                                                                        (b)  [ ]
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------

  4     CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
--------------------------------------------------------------------------------
  NUMBER OF       5     SOLE VOTING POWER

   SHARES
                            789,183
                ----------------------------------------------------------------
BENEFICIALLY      6     SHARED VOTING POWER

   OWNED BY
                            0
                ----------------------------------------------------------------
    EACH          7     SOLE DISPOSITIVE POWER

  REPORTING
                            789,183
                ----------------------------------------------------------------
   PERSON         8     SHARED DISPOSITIVE POWER

    WITH
                            0
--------------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               789,183
--------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                         (a) [ ]
--------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               9.3%
--------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!


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--------------------------                             -------------------------
   CUSIP NO. 02649V 10                 13G                 Page 3 of 5 Pages
--------------------------                             -------------------------




Item 1(a).            Name of Issuer:             American Healthcorp, Inc.
                                                  ("AMHC")

Item 1(b).            Address of Issuer's         One Burton Hills Blvd.
                      Principal Executive         Nashville, Tennessee 37215
                      Offices:

Item 2(a).            Name of Person Filing:      Thomas G. Cigarran

Item 2(b).            Address of Principal        One Burton Hills Blvd.
                      Business Office:            Nashville, Tennessee 37215

Item 2(c).            Organization/Citizenship:   United States citizen.

Item 2(d).            Title of Class              Common stock, $.001 par value
                      of Securities:              ("Common Stock")

Item 2(e).            CUSIP Number:               02649V 10

Item 3.               Inapplicable.

Item 4.               Ownership.


                      Total Shares                                                                    Shared
                     of AMHC Common           Percent         Sole          Shared       Sole         Power
                   Stock Beneficially           of           Voting         Voting     Power to         to
 Person                  Owned                Class(1)       Power          Power       Dispose       Dispose
-------------     -------------------         --------      --------        -----      --------       -------
Thomas G.               789,183(2)              9.3%         789,183         --         789,183         --
Cigarran


----------------

     (1) Based on 8,294,972 shares of Common Stock outstanding as of December 31, 1998, plus 194,895 shares of Common Stock subject to options held by the reporting person, which are exercisable within 60 days of December 31, 1998.

     (2) Includes 194,895 shares which the reporting person had the right to acquire within 60 days of December 31, 1998 upon exercise of options.


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--------------------------                              ------------------------
   CUSIP NO. 02649V 10                 13G                 Page 4 of 5 Pages
--------------------------                              ------------------------



Item 5.     Ownership of Five Percent or Less of a Class.

                     Inapplicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

                     Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                     Inapplicable.

Item 8.     Identification and Classification of Members of the Group.

                     Inapplicable.

Item 9.     Notice of Dissolution of Group.

                     Inapplicable.

Item 10.    Certification.

                     Inapplicable.

-------------------------                                -----------------------
   CUSIP NO. 02649V 10                  13G                 Page 5 of 5 Pages
-------------------------                                -----------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                    2/10/99
                                    ----------------------------------------
                                    Date

                                    /s/ Thomas G. Cigarran
                                    ----------------------------------------
                                    (Signature)

                                    Thomas G. Cigarran, President and Chief
                                    Executive Officer, American Healthcorp, Inc.
                                    --------------------------------------------
                                    (Name/Title)